                                Winston & Strawn
                              35 West Wacker Drive
                            Chicago, Illinois 60601


                               December 22, 1998


VIA EDGAR
---------

Paula Dubberly
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-9
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Brookdale Living Communities, Inc.
          Form S-3 Registration Statement
          Registration No. 333-65843
          Application for Withdrawal
          --------------------------

Dear Ms. Dubberly:

     We are legal counsel to Brookdale Living Communities, Inc., a Delaware corporation ("Brookdale"), and have been authorized by Brookdale to make the various factual representations contained in this letter.

     This application is made on behalf of Brookdale pursuant to Rule 477 under the Securities Act of 1993, as amended, for withdrawal of Brookdale's Form S-3 Registration Statement (Registration No. 333-65843) (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on October 16, 1998.

     The withdrawal requested hereby is being sought because the underlying transaction that required Brookdale to file the Registration Statement has been terminated. On December 18, 1998, Prime Group VI, L.P. ("Prime Group VI") repaid all principal and interest outstanding under its Exchangeable Note (the "Note"), dated December 5, 1997, issued to Och-Ziff Capital Management, L.P. ("Och-Ziff"). Consequently, Och-Ziff is no longer entitled to exchange a portion of the principal and interest outstanding under the Note for shares of Brookdale's common stock held by Prime Group

Paula Dubberly
Securities and Exchange Commission
December 22, 1998
Page 2


VI. Therefore, Brookdale is no longer required to register shares of its common stock for subsequent resale by Och-Ziff.

     The Registration Statement has not been declared effective by the Commission. No securities have been sold pursuant to the Registration Statement.

     On the basis of the foregoing, Brookdale respectfully requests that the Commission grant its application for withdrawal of the Registration Statement.

     Notwithstanding its application for withdrawal of the Registration Statement, Brookdale is preparing responses to comments relating to its filings under the Securities Exchange Act of 1934, as amended, contained in the Staff's November 20, 1998 letter. Brookdale intends to file its responses with the Commission shortly.

     Should you have any questions or require any further information, please contact Brian T. Black at 312/558-6320 or Matthew F. Bergmann at 312/558-5924 of this office.

                              Very truly yours,

                              /s/ Winston & Strawn

                              Winston & Strawn



cc:  Nicole M. Maddrey
     John G. Saia
     Robert J. Rudnik
     Gregory F.W. Todd